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MIRACOR DIAGNOSTICS, INC.
9191 TOWNE CENTRE DRIVE, SUITE 400
SAN DIEGO, CA     92122


May 24, 2005

U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



         Re:   Miracor Diagnostics, Inc. (the Company)
               Form S-3 Registration Statement
               File Number: 333-121487


Ladies and Gentlemen;


         This is in response to your January 9, 2005 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

         General
         -------

         1. Your comment has been noted. However, the Company believes that it meets the requirements of General Instruction I.B.4. As a result, Form S-3 would be available.

         2. The Company has made the required changes.

         Cover Page of Prospectus
         ------------------------

         3. The Company has made the required change.

         4. The Company has made the required changes.

         Risk Factors, page 6
         --------------------

         5. The Company has made the required changes.

         6. The Company has made the additional disclosures.

         7. The Company has made the additional disclosures.

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         8. The Company has made the required changes.

         9. The Company has made the additional disclosures.

         10. Your comment has been noted. The Company has made the required changes.

         11. The Company has made the additional disclosures.

         We have an accumulated deficit... page 6
         ----------------------------------------

         12. The Company has made the additional disclosures.

         We expect to need additional capital to expand our operations. page 6
         ---------------------------------------------------------------------

         13. The Company has made the required disclosures.

         We would like to acquire... page 7
         ----------------------------------

         14. The Company has made the additional disclosures.

         Our operations are subject to extensive government regulations...
         -----------------------------------------------------------------
         page 7
         ------

         15. The Company has made the additional disclosures.

         We are in an intensely competitive business... page 7.
         ------------------------------------------------------

         16. The Company has made the additional disclosures.

         The health care industry is subject to... page 7.
         -------------------------------------------------

         17. The Company has made the appropriate revision.

         Various laws... page 7.
         -----------------------

         18. The Company has made the additional disclosures.

         19. The Company has made the additional disclosures.

         Our stock is volatile... page 8
         -------------------------------

         20. The Company has provided additional disclosure.

         21. These risk factors are not viewed individually as material but are part of a disclosure which summarizes potential uncertainties.

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         22. The Company has noted your comment but has meant the bullet points to be explanatory.

         We have anti-takeover provisions... page 8
         ------------------------------------------

         23. The Company has provided additional narrative.

         Description of Securities, pages 11
         -----------------------------------

         24. The Company has provided additional disclosure.

         Preferred Stock... page 12
         --------------------------

         25. The Company has provided additional disclosure.

         Warrants. page 12
         -----------------

         26. The Company has provided additional disclosure.

         27. The Company has provided additional disclosure.

         Stock Options, page 13
         ----------------------

         28. The Company provided additional disclosure.

         Selling Security Holders, page 13
         ---------------------------------

         29. The Company provided additional disclosure.

         Signatures, page 24
         -------------------

         30. The Company has provided the additional signature.

         Form 10-KSB
         -----------

         31. The Company provided additional disclosure.

         32. The Company provided additional disclosure.

         Overview and History, page 1
         ----------------------------

         33. The Company provided additional disclosure.

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         Acquisitions and Start-Ups, page 6
         ----------------------------------

         34. The Company provided additional disclosure.

         Legal Proceedings, page 7
         -------------------------

         35. The Company provided additional disclosure.

         36. The Company provided additional disclosure.

         MD&A, page 8
         ------------

         37. The Company provided additional disclosure.

         38. The Company provided additional disclosure.

         39. The Company provided additional disclosure.

         Critical Accounting Policies, page 9
         ------------------------------------

         40. The Company provided additional disclosure.

         41. The Company provided additional disclosure.

         Results of Operations, page 10
         ------------------------------

         42. The Company provided additional disclosure.

         Consolidated Financial Statements
         ---------------------------------
         [Please note that the following responses have been provided by the Company's accountants]

         Consolidated Statements of Cash Flows, F-7
         ------------------------------------------

         43. The negative amortization represents accrued interest on newly obtained notes payable. Interest expense had accrued prior to any cash payments being due. The line item description has been changed to `Interest expense added to notes payable' in order to provide a clear understanding of this line item. Please see the Consolidated Statements on Cash Flows included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

         (1) Summary of Significant Accounting Policies
         ----------------------------------------------

         44. The Company provided additional disclosure. Please see `Principles of Consolidation and Basis of Financial Statement Presentation' in note 2 of the consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

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         45. The Company provided additional disclosure. Please see `Stock-Based
Awards' in note 2 of the consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

         (e) Revenue Recognition and Account Receivable, F-11
         ----------------------------------------------------

         46. The Company provided additional disclosure. Please see `Revenue Recognition and Accounts Receivable' in note 2 of the consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

         47. The Company provided additional disclosure. Please see `Revenue Recognition and Accounts Receivable' in note 2 of the consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

         48. The Company provided additional disclosure. Please see `Revenue Recognition and Accounts Receivable' in note 2 of the consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

         (g) Goodwill, F-11
         ------------------

         49. The Company provided additional disclosure. Please see `Goodwill' in note 2 of the consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

         (2) acquisitions and Start-ups, F-13
         ------------------------------------

         50. In connection with several acquisitions, consideration paid exceeded the estimated fair value of the assets acquired (including estimated liabilities assumed as part of the transaction). The excess of the consideration paid over the fair value of the net assets acquired has been recorded as goodwill. Paragraphs 35-39 of SFAS 141 require the recognition of acquired intangible assets apart from goodwill. However, the nature of the Company's business is freestanding, outpatient diagnostic facilities. Thus, each acquired center did not warrant the allocation of the purchase price to other intangible assets as each facility solely depends upon physician referrals for its patients and does not maintain long-term contractual relationships. After reviewing the list of possible acquirable intangible assets in paragraph A14 of SFAS 141, management determined there were no such assets included with these acquired diagnostic centers that meet the criteria for recognition apart from goodwill. The Company expanded this disclosure in note 4 of the consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

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         Forms 10-QSB for June 30, 2004 and September 30, 2004
         -----------------------------------------------------

         Consolidated Financial Statements
         ---------------------------------

         Notes to Consolidated Financial Statements
         ------------------------------------------

         (5) Goodwill
         ------------

51. Prior to the fourth quarter of 2004, the Company had been monitoring the results of operations of certain centers experiencing significant losses which management believed to be a temporary condition. As a result of this analysis, plans were implemented in the third and fourth quarters in an attempt to improve the profitability of those centers. However, late in the fourth quarter, there appeared to be little or no improvement in their profitability and management decided to dispose of these particular centers located in Orange Park and Jacksonville, Florida. Management determined the length of time for the centers to become profitable is beyond the time horizon set forth in its strategic objectives. Thus, it was the Company's election to hold for sale the Florida centers that lead to the impairment testing. Therefore, management did not believe there was an indication of potential goodwill impairment solely based on the reporting unit's performance during the six months ended June 30, 2004 and the nine months ended September 30, 2004. The Company expanded this disclosure in note 3 of the consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

         The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Tom Whitcomb at 407-875-2760.

                                         DAVID WAGNER & ASSOCIATES, P.C.

                                         David J. Wagner


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